Exhibit 99.1
FRS 102 Notification

The Financial Reporting Council (FRC) (the body responsible for setting Irish standards for accounting, auditing and actuarial work in Ireland) has established three new financial reporting options to be used in place of current Irish Generally Accepted Accounting Principles (Irish GAAP). The standalone financial statements of Eaton Corporation plc, which are included in the company’s annual Irish statutory accounts and have previously been prepared under Irish GAAP, are required to adopt one of these new reporting standards.

Eaton Corporation plc has elected to prepare its standalone financial statements under the option of FRS 102 - the Financial Reporting Standard applicable in the Republic of Ireland with reduced disclosures. The Company selected this option because it is the most consistent with Irish GAAP.

Shareholders that object to the company’s adoption of FRS 102 in the manner discussed above must advise the company by August 31, 2015 to the address below. Please provide reasons for any objection and indicate the number of ordinary shares you hold as of July 31, 2015.

The adoption of FRS 102 in the manner discussed above will not impact the annual Form 10-K or quarterly Form 10-Q filings with the U.S. Securities and Exchange Commission, which are prepared under U.S. Generally Accepted Accounting Principles.

Thomas E. Moran
Senior Vice President and Secretary
Eaton Corporation plc
Eaton House
30 Pembroke Road
Dublin 4, Ireland